UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number             001-32983

MARATHON ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

500 Park Avenue, 5th Floor

New York, New York

(212) 993-1670

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

Warrants to purchase Common Stock

Units, each consisting of one share of Common Stock and one Warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.0001 par value: 5

Warrants to purchase Common Stock: 2

Units, each consisting of one share of Common Stock and one Warrant: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Marathon Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 15, 2008	MARATHON ACQUISITION CORP.

		By:	/s/ Michael Gross
		Name:	Michael Gross
		Title:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.